# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Alphatec Holdings, Inc., CIK 0001350653
CUSIP: 02081G102
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1950 Camino Vida Roble, Carlsbad, California (CA), 92008
Date of event which requires filing of this statement: 02/04/2025
Amends the filing with accession number 0001193125-24-256228
Filed by CIK 0001733085
Persons authorized to receive notices and communications: Jeffrey Wade, c/o LS Power Development, LLC, 1700 Broadway 35th Floor, New York, New York (NY), 10019, 212-547-2914

## Reporting persons
- L-5 Healthcare Partners, LLC (CIK 0001733085): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 9,214,698; sole dispositive power 0; shared dispositive power 9,214,698; aggregate amount beneficially owned 9,214,698 (6.45% of the class)
  Comment: Percentage of class in row (13) represented by amount in row (11) is based on a denominator consisting of 141,815,115 shares of Common Stock outstanding as reported in the Issuer's Form S-3ASR filed on November 15, 2024, together with 1,133,160 shares of Common Stock issuable upon the exercise of a warrant of the Issuer.
- Paul Segal: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 9,214,698; sole dispositive power 0; shared dispositive power 9,214,698; aggregate amount beneficially owned 9,214,698 (6.45% of the class)
  Comment: Amounts shown in row 8 and row 10 represent 9,214,698 shares of Common Stock held by L-5 Healthcare Partners, LLC. Percentage of class in row (13) represented by amount in row (11) is based on a denominator consisting of 141,815,115 shares of Common Stock outstanding as reported in the Issuer's Form S-3ASR filed on November 15, 2024, together with 1,133,160 shares of Common Stock issuable upon the exercise of a warrant of the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Alphatec Holdings, Inc.
Address of issuer's principal executive offices: 1950 Camino Vida Roble, Carlsbad, California (CA), 92008

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows: The information contained on the cover pages to this Schedule 13D is incorporated herein by reference. The aggregate percentage of Common Stock reported owned by each person named herein is based upon 141,815,115 shares of Common Stock outstanding as of November 13, 2024, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Form S-3ASR filed with the Securities and Exchange Commission on November 15, 2024, together with 1,133,160 shares of Common Stock issuable upon the exercise of a warrant of the Issuer. L-5 directly holds 9,214,698 shares of Common Stock (which includes 8,081,538 shares of Common Stock and 1,133,160 shares of Common Stock issuable upon the exercise of a warrant of the Issuer) reported in this Schedule 13D. As a result of his relationship with L-5, Paul Segal may be deemed the beneficial owner of all such shares of Common Stock. Mr. Segal, however, disclaims beneficial ownership of such shares, except to the extent of his indirect pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item (5)(a) of this Schedule 13D is incorporated by reference in its entirety into this Item 5(b).
Transactions in the class effected during the past sixty days: The transactions effected by the Reporting Persons during the past 60 days are set forth on Schedule 1 attached hereto.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Schedule of Transactions for Item 5(c) of Amendment No. 8.

## Signatures
- L-5 Healthcare Partners, LLC: /s/ Paul Segal, Paul Segal, President (02/06/2025)
- Paul Segal: /s/ Paul Segal, Paul Segal (02/06/2025)